FORM 18-K/A
AMENDMENT NO. 1
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
ANNUAL REPORT
of
EXPORT DEVELOPMENT CANADA
(An agent of Her Majesty in right of Canada)
(Name of Registrant)
Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED*
(As of close of fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A
     Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE MICHAEL H. WILSON
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

ROBERT W. MULLEN, JR.	MARIE MACDOUGALL
Milbank, Tweed, Hadley & McCloy LLP	Vice President and Treasurer
1 Chase Manhattan Plaza	Export Development Canada
New York, N.Y. 10005	151 O’Connor Street
Ottawa, Ontario, Canada K1A 1K3

*	The Registrant is filing this Amendment No. 1 to its annual report on a voluntary basis.

     This amendment to the Annual Report on Form 18-K of Export Development Canada (“EDC”) for the year ended December 31, 2005 is being filed to include as exhibits to such Form 18-K: (i) the Fiscal Agency Agreement dated as of April 3, 2007 between EDC and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of March 27, 2007 between EDC and HSBC Bank plc, as representatives of the several underwriters, (iii) the Opinion and Consent of William F. Doyle, Senior Legal Counsel of EDC and (iv) the Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for EDC, all of which were prepared in connection with the offering of U.S. $1,000,000,000 4.625% United States Dollar Bonds due April 1, 2010 (the “Bonds”) described in its Prospectus Supplement dated March 27, 2007 (the “Prospectus Supplement”) to its Prospectus dated June 27, 2002 (the “Basic Prospectus”).
     That portion of the Bonds offered by the Prospectus Supplement and the Basic Prospectus sold or to be sold in the United States or in circumstances where registration of the Bonds is required has been registered under Registration Statements No. 333-90206. Such portion is not expected to exceed an aggregate principal amount of U.S. $330,000,000. Following the completion of the offering of the Bonds offered by the Prospectus Supplement and the Basic Prospectus, an aggregate of $645,203,200 will remain registered on Registration Statement No. 333-90206.
     The exhibits to EDC’s Annual Report on Form 18-K for the year ended December 31, 2005, as hereby amended, are as follows:
(1)	Supplemental Export Development Canada Information (previously filed).

(2)	Consent of the Auditor General of Canada (previously filed).

(3)	Export Development Canada Annual Report (previously filed).

(4)	Auditor General Power of Attorney (previously filed).

(99.5)	Fiscal Agency Agreement.

(99.6)	Underwriting Agreement.

(99.7)	Opinion and Consent of William F. Doyle, Esq., Senior Legal Counsel of EDC.

(99.8)	Consent of Milbank, Tweed, Hadley & McCloy LLP.
     It is estimated that the expenses of EDC in connection with the sale of the Bonds will be as follows:

Filing Fee	U.S.$30,360
Legal	60,000
Reimbursement of Underwriters’ Expenses	50,000
Miscellaneous Expenses	49,640

U.S.$190,000

SIGNATURE
EXHIBIT INDEX
Fiscal Agency Agreement
Underwriting Agreement
Opinion and Consent of William F. Doyle, esq.
Consent of Milbank, Tweed, Hardley & McCloy LLP.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment number one to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 2nd day of April, 2007.

Export Development Canada
By:	/s/ Marie MacDougall
	Name:	Marie MacDougall
	Title:	Vice President and Treasurer

EXHIBIT INDEX
(1)	Supplemental Export Development Canada Information (previously filed).

(2)	Consent of the Auditor General of Canada (previously filed).

(3)	Export Development Canada Annual Report (previously filed).

(4)	Auditor General Power of Attorney (previously filed).

(99.5)	Fiscal Agency Agreement.

(99.6)	Underwriting Agreement.

(99.7)	Opinion and Consent of William F. Doyle, Esq., Senior Legal Counsel of EDC.

(99.8)	Consent of Milbank, Tweed, Hadley & McCloy LLP.

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